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Sarah K. Solum

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

CONFIDENTIAL

December 15, 2017

Re:                             Pivotal Software, Inc.

Confidential Submission of the Draft Registration Statement on Form S-1

Submitted December 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 relating to a proposed initial public offering of the Company’s Class A common stock via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). For the Staff’s convenience, we have also enclosed five copies of the draft registration statement, as confidentially submitted via EDGAR. The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A public filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The Company advises the Staff that, as previewed in a filing accommodation request submitted to Mark Kronforst, Chief Accountant at the Office of Chief Accountant and the Division of Corporation Finance on November 15, 2017, the draft registration statement reflects the full retrospective adoption of ASC 606 prior to the period otherwise allowed by the standard.

In addition, the Company advises the Staff that the IPO is not reasonably expected to occur until after the end of the fiscal year ended February 2, 2018 and, prior to the first public filing, the draft registration statement will be updated to include the Company’s financial statements for the fiscal year ended February 2, 2018. The Company does not reasonably expect that any interim financial statements will be required to be included in the registration statement at the time of the first public filing or thereafter.

In accordance with Section 71003 of the Fixing America’s Surface Transportation Act, the draft registration statement omits annual and interim financial information related to the fiscal year ended January 30, 2015, as well as interim financial information related to the fiscal years ended January 29, 2016 and February 3, 2017, which would otherwise be required by Regulation S-X.

Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Jahnavi Pendharkar at (650) 752-2036 or jahnavi.pendharkar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:	Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP
Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.
Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.